      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2004
________________________________________________________________________________
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                          VISHAY INTERTECHNOLOGY, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          VISHAY INTERTECHNOLOGY, INC.
                (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS
                       OFFEROR, ISSUER OR OTHER PERSON))
                              -------------------

        LIQUID YIELD OPTION'TM' NOTES DUE 2021 (ZERO COUPON-SUBORDINATED)
                         (TITLE OF CLASS OF SECURITIES)

                            928298AC2 AND 928298AD0
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)
                              -------------------

                                RICHARD N. GRUBB
                          VISHAY INTERTECHNOLOGY, INC.
                               63 LINCOLN HIGHWAY
                        MALVERN, PENNSYLVANIA 19355-2120
                                 (610) 644-1300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                              -------------------

                                   COPIES TO:

             AVNER Z. LAHAT, ESQ.                          ABBE L. DIENSTAG, ESQ.
         VISHAY INTERTECHNOLOGY, INC.               KRAMER LEVIN NAFTALIS & FRANKEL LLP
              63 LINCOLN HIGHWAY                              919 THIRD AVENUE
       MALVERN, PENNSYLVANIA 19355-2120                   NEW YORK, NEW YORK 10022
                (610) 644-1300                                 (212) 715-9100

                              -------------------

                           CALCULATION OF FILING FEE

          TRANSACTION VALUATION (*)                       AMOUNT OF FILING FEE(**)
                 $232,066,450                                     $29,403

                              -------------------

*     Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid
      Yield Option'TM' Notes due 2021 (Zero Coupon-Subordinated), as described herein, is $602.77 per
      $1,000 principal amount at maturity outstanding. As of May 1, 2004, there was approximately
      $385,000,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $232,066,450.

**    The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange
      Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

[x]   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $29,403                      Filing Party: Vishay Intertechnology, Inc.
      Form or Registration No.: Form S-4                   Date Filed: May 5, 2004

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [ ] third-party tender offer subject to Rule 14d-1.
      [x] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

________________________________________________________________________________

    This Tender Offer Statement on Schedule TO is filed by Vishay Intertechnology, Inc. a Delaware corporation. This Schedule TO relates to the option of the holders of Vishay's Liquid Yield Option'TM' Notes due 2021 (Zero Coupon-Subordinated) (LYONs)* to require Vishay to purchase their LYONs on the purchase date of June 4, 2004. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice/prospectus, dated May 5, 2004, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 3, 2004, the day prior to the purchase date. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between the Company and The Bank of New York, as trustee.

    The purchase price under the option is $602.77 per $1,000 principal amount at maturity of the LYONs. The purchase price will be paid in the form of shares of Vishay common stock, except as described below. Each holder of LYONs that exercises the option will receive a number of shares determined by dividing the total amount of cash the holder would have been entitled to receive had the purchase price been paid in cash by the market price of a share of common stock. Market price for these purposes means the average of the closing prices of Vishay common stock in New York Stock Exchange composite trading for the five trading day period ending on the third business day prior to the purchase date, which is the period from May 25, 2004 to and including June 1, 2004.

    The company's right to pay the purchase price in stock is subject to a number of conditions, as described in the indenture and the company notice/prospectus. If these conditions are not satisfied prior to the close of business on the purchase date, the company will be obligated to pay the entire purchase price in cash. Holders may specify whether in these circumstances they elect to withdraw exercise of the option with respect to some or all of their LYONs or to receive cash.

    This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

ITEMS 1 TO 11.

    The information set forth in the company notice/prospectus and the related purchase notice is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A) Form of Purchase Notice (incorporated by reference to exhibit 99.1 to Vishay Intertechnology, Inc.'s Registration
           Statement on Form S-4 filed on May 5, 2004 (the 'Form S-4')).

(a)(1)(B) Form of Withdrawal Notice (incorporated by reference to exhibit 99.2 to the Form S-4).

(a)(1)(C) Form of Letter to Brokers, Dealers, etc. (incorporated by reference to exhibit 99.3 to the Form S-4).

(a)(1)(D) Form of Letter to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).

(a)(1)(E)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).

(a)(4) Company Notice/Prospectus dated May 5, 2004 (incorporated by reference to the Form S-4).

(a)(5) Press Release dated May 5, 2004 (incorporated by reference to exhibit 99.6 to the Form S-4).

(b)(1)     Second Amendment to Amended and Restated Vishay
           Intertechnology, Inc. Long Term Revolving Credit Agreement and Consent, made as of July 31, 2003, by and among Vishay
           Intertechnology, Inc., the Permitted Borrowers (as defined), the Lenders signatory thereto and Comerica Bank, as Co-lead
           Arranger Co-Book Running Manager and Administrative agent, et al. (incorporated by reference to Exhibit 10.2 to our 2003 Annual Report on Form 10-K).

---------
* 'Liquid Yield Option' and 'LYON' are trademarks of Merrill Lynch & Co., Inc.

(d)(1)     Indenture dated as of June 4, 2001 between Vishay
           Intertechnology, Inc. and Bank of New York as Trustee
           (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed on June 18, 2001 except that clause
           (x) of Section 5 of Exhibit A-1 thereof is corrected to read
           '(x) 0.0625% of the average LYON Market Price for the Five
           Day Period with respect to such Contingent Interest Period and').

(g)        None.

(h)        None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2004

                                          VISHAY INTERTECHNOLOGY, INC

                                          By        /s/ RICHARD N. GRUBB
                                              .................................
                                                EXECUTIVE VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER
 ------
(a)(1)(A)  Form of Purchase Notice (incorporated by reference to exhibit 99.1 to Vishay Intertechnology, Inc.'s Registration
           Statement on Form S-4 filed on May 5, 2004 (the 'Form S-4')).

(a)(1)(B) Form of Withdrawal Notice (incorporated by reference to exhibit 99.2 to the Form S-4).

(a)(1)(C) Form of Letter to Brokers, Dealers, etc. (incorporated by reference to exhibit 99.3 to the Form S-4).

(a)(1)(D) Form of Letter to Clients (incorporated by reference to exhibit 99.4 to the Form S-4).

(a)(1)(E)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9 (incorporated by reference to exhibit 99.5 to the Form S-4).

(a)(4) Company Notice/Prospectus dated May 5, 2004 (incorporated by reference to the Form S-4).

(a)(5) Press Release dated May 5, 2004 (incorporated by reference to exhibit 99.6 to the Form S-4).

(b)(1)     Second Amendment to Amended and Restated Vishay
           Intertechnology, Inc. Long Term Revolving Credit Agreement and Consent, made as of July 31, 2003, by and among Vishay
           Intertechnology, Inc., the Permitted Borrowers (as defined), the Lenders signatory thereto and Comerica Bank, as Co-lead
           Arranger Co-Book Running Manager and Administrative agent, et al. (incorporated by reference to Exhibit 10.2 to our 2003 Annual Report on Form 10-K).

(d)(1)     Indenture dated as of June 4, 2001 between Vishay
           Intertechnology, Inc. and Bank of New York as Trustee
           (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed on June 18, 2001 except that clause
           (x) of Section 5 of Exhibit A-1 thereof is corrected to read
           '(x) 0.0625% of the average LYON Market Price for the Five
           Day Period with respect to such Contingent Interest Period and').

(g)        None.

(h)        None.



                           STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as...............................   'TM'